Exhibit 2.1

Attn:     Gustavo Zapata

EP Energy E&P Company, LP

1001 Louisiana Street

Houston, Texas 77002

RE:       AGREEMENT TO PURCHASE OIL AND GAS INTERESTS
La Salle County, Texas

Dear Mr. Zapata:

This letter agreement (“Agreement”), dated April 30, 2018 (the “Execution Date”), will evidence the agreement whereby EP Energy E&P Company, L.P., a Delaware limited partnership (“Buyer”) shall acquire from SEP Holdings IV, LLC, a Delaware limited liability company (“Seller”, and each of Seller and Buyer a “Party” and collectively the “Parties”) all of Seller’s respective right, title and interest in, to and under the Assets other than the Excluded Assets.  The sale contemplated in this Agreement is subject to the following terms and conditions:

1.          The Assets:  The “Assets” shall be defined as: (a) the oil and gas leases (all tenements, hereditaments and appurtenances belonging to such leases) covering rights in the Wellbores (defined below), more fully described on the attached Exhibit “A”, insofar and only insofar as such leases entitle the owner of such Wellbores to hydrocarbons produced from such Wellbores and to any pooling rights associated therewith (the “Leases”); (b) to the extent transferable, all surface rights appurtenant to and used or held for use primarily in connection with, the Wellbores, Leases and Equipment (the “Surface Rights”); (c) the undivided working interest and NRI (defined below) of the wellbores of the oil, gas and mineral wells described on the attached Exhibit “B” (the “Wellbores”) and all hydrocarbons produced therefrom after the Effective Time, insofar and only insofar as such hydrocarbons are produced from the depths of such wellbores in the Eagle Ford Shale Formation as of the Effective Time; (d) all production facilities, structure, tubular goods, well equipment, lease equipment, production equipment, pipelines, and all other personal property fixtures and facilities  located on the Leases or used in connection with the Wellbores (the “Equipment”); (e) the contracts related to the Wellbores set forth on the attached Exhibit “C” excluding the Kinder Morgan NAESB, the Kinder Morgan Trade Confirmation and the SOG Contract ( the “Contracts”); (f) a copy of all files, records and data that relate to the Wellbores in the control of or maintained by the Seller (the “Wellbore Records”); in each case, only to the extent not constituting Excluded Assets (as hereinafter defined).

2.          Excluded Assets.  Seller shall reserve and retain the following “Excluded Assets”: (a) all of Seller’s corporate minute books and corporate financial, financial, tax, legal and other records that relate to Seller’s business generally (whether or not relating to the Assets); (b) all trade credits, all accounts, receivables, if any, and all other proceeds, income or revenues attributable to the Assets with respect to any period of time prior to the Effective Time; (c) all claims, causes of action, manufacturers’ and contractors’ warranties and other rights of Seller arising under or with respect to (i) any Assets that are attributable to periods of time prior to the Effective Time including claims for adjustments or refunds, and (ii) any other Excluded Assets; (d) all hydrocarbons produced from the Assets with respect to all periods prior to the Effective Time, other than those hydrocarbons produced from or allocated to the Assets and in storage or existing in stock tanks, pipelines or plants (including inventory) as of the Effective Time for which the Purchase Price is adjusted upward under Paragraph 6; (e) all personal computers, network equipment and associated peripherals; (f) all master services agreements or similar contracts (g) all of Seller’s proprietary computer software, patents, trade secrets, copyrights, names, trademarks, logos and other intellectual property; (h) all documents and instruments and other data or information of Seller that may be protected by an attorney-client privilege; (i) all documents and instruments and other data or information that cannot be disclosed to Buyer as a result of confidentiality arrangements under agreements with third parties; (j) all audit rights arising under any of the Contracts or otherwise with respect to the Assets for any period prior to the Effective Time or any of the Excluded Assets; (k) geophysical and other seismic and related technical data and information relating to the Assets; (l) all oil and gas fee interests or mineral fee interests of Seller and its affiliates; and (m) all claims of Seller or any of its affiliates for refunds of, rights to receive funds from any governmental entities, or loss carry forwards or credits with respect to (i) any and all taxes imposed by any applicable law on, or allocable to, Seller or any of its affiliates, or any combined, unitary or consolidated group of which any of the foregoing is or was a member, (ii) any taxes imposed on or with respect to the ownership or operation of the Excluded Assets, and (iii) any and all other taxes imposed on or with respect to the ownership or operation of the Assets for any tax period (or portion thereof) ending before the Effective Time.

3.          Allocated Values.  The “Allocated Value” for each Wellbore shall be set forth for such Wellbore on Exhibit “B”.

4.          Effective Time.  The effective time of the purchase of the Assets shall be 12:01 a.m. Central Time on March 1, 2018 (the “Effective Time”).

5.          Purchase Price.  Buyer shall pay Seller for the Assets an unadjusted purchase price of four million four hundred ninety seven thousand two hundred and fourteen Dollars ($4,497,214)(the “Purchase Price”), subject to any Adjustments that may be made pursuant to Paragraph 6 hereof.  The Purchase Price shall be payable as follows:

(a)        At Closing, Buyer shall pay to the Seller, via wire transfer of immediately available funds to Seller’s designated account, the Preliminary Purchase Price.

(b)         After Closing, final Adjustments to the Purchase Price shall be made pursuant to the Final Settlement Statement to be delivered pursuant Paragraph 8.

6.          Purchase Price Adjustments.  The Purchase Price shall be adjusted as of the Effective Time as follows without duplication (the “Adjustments”):

(a)        Buyer shall be entitled to all revenues, production, proceeds, income, and products from or attributable to the Assets from and after the Effective Time, and shall be responsible for (and entitled to any refunds with respect to) all costs and expenses attributable to the Assets and incurred from and after the Effective Time.  Seller shall be entitled to all revenues, production, proceeds, income, accounts receivable and products from or attributable to the Assets prior to the Effective Time, and shall be responsible for (and entitled to any refunds with respect to) all costs and expenses attributable to the Assets and incurred prior to the Effective Time.

(b)        To calculate the Preliminary Purchase Price and the Final Purchase Price, the Purchase Price shall be adjusted as follows, without duplication,

(i)          increased by the sum of the following amounts:

(1)         the aggregate amount of proceeds received by Buyer for which Seller would otherwise be entitled under Paragraph 6(a) with respect to the Assets;

(2)         an amount equal to the market value of all hydrocarbons attributable to the Assets in storage or existing in stock tanks, pipelines and/or plants (including inventory), in each case that are, as of the Effective Time, (i) upstream of the pipeline connection or (ii) upstream of the sales meter, in each case, net of burdens;

(3)         the aggregate amount of all non-reimbursed costs and expenses which are attributable to the Assets during the period from and after the Effective Time and that have been paid by Seller;

(4)         the amount of all Asset Taxes allocable to Buyer pursuant to Paragraph 18 but paid or otherwise economically borne by Seller; and

(5)         any other upward adjustment mutually agreed upon by the Parties; and

(ii)         decreased by the sum of the following amounts:

(1)         the aggregate amount of proceeds received by Seller for which Buyer would otherwise be entitled under Paragraph 6(a) with respect to the Assets;

(2)         the aggregate amount of all non-reimbursed costs and expenses which are attributable to the Assets during the period prior to the Effective Time and that have been paid by Buyer;

(3)         the amount of all Asset Taxes allocable to Seller pursuant to Paragraph 18 but paid or otherwise economically borne by Buyer; and

(4)         any other downward adjustment mutually agreed upon by the Parties.

(c)        To the extent applicable, the Adjustments pursuant to this Paragraph 6 shall be determined in accordance with U.S. generally accepted accounting principles.

7.         Preliminary Settlement Statement.  Attached as Exhibit “D” is a statement (the “Preliminary Settlement Statement”) setting forth the Adjustments to the Purchase Price required by Paragraph 6 (the Purchase Price as so adjusted the “Preliminary Purchase Price”), which is the amount of funds to be paid by Buyer to Seller at Closing.

8.         Final Settlement Statement.  No later than one hundred and twenty (120) days after Closing, Seller shall deliver to Buyer a statement (the “Final Settlement Statement”) setting forth the actual amounts of Adjustments to the Purchase Price required by Paragraph 6 and the resulting final purchase price (the “Final Purchase Price”).  As soon as reasonably practicable, but in no event later than thirty (30) days after Buyer receives the Final Settlement Statement, Buyer may deliver to Seller a written report containing any changes that Buyer proposes to be made to such statement.  If Buyer fails to timely deliver the written report to Seller containing changes Buyer proposes to be made to the Final Settlement Statement, the statement as delivered by Seller will be deemed to be correct and will be final and binding on the Parties and not subject to further audit or arbitration.  If Buyer delivers a written report to Seller containing any proposed changes, as soon as reasonably practicable, but in no event later than fifteen (15) days after Seller receives Buyer’s written report, the Parties shall meet and undertake to agree on the final Adjustments to the Final Settlement Statement.  If the Parties fail to agree on the final Adjustments within the fifteen (15) day period, either Party may submit the disputed items to the Accounting Referee (as defined below) for resolution.  The Parties shall request the Accounting Referee to resolve the disputes within twenty (20) days after having the relevant materials submitted for review.  The decision of the Accounting Referee will be binding on and non-appealable by the Parties.  The fees and expenses associated with the Accounting Referee will be borne equally by the Parties.  Any amounts owed by one Party to the other as a result of the Final Settlement Statement, together with interest on such amount from (and including) Closing to (and excluding) the date of payment at the prime rate, will be paid within five (5) business days after the date when the amounts are agreed upon by the Parties or the Parties receive a decision of the Accounting Referee, and the Adjustments included in the Final Settlement Statement will be final and binding between the Parties and not subject to further audit or arbitration.  “Accounting Referee” means a nationally recognized accounting firm mutually agreed upon by the Parties, together with any experts such firm may require in order to settle a particular dispute.

9.          Special Warranty of Title.  Notwithstanding any other provision contained herein to the contrary, Seller shall provide a special warranty of defensible title in the Assignment by, through and under Seller, but not otherwise.

10.        Disclaimers.

(A) EXCEPT AS AND TO THE LIMITED EXTENT EXPRESSLY SET FORTH IN PARAGRAPH 15 AND WITH RESPECT TO THE SPECIAL WARRANTY OF DEFENSIBLE TITLE IN THE ASSIGNMENT, (I) SELLER MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS, STATUTORY OR IMPLIED, AND (II) SELLER EXPRESSLY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY (OTHER THAN AS PROVIDED IN PARAGRAPH 15) FOR ANY REPRESENTATION, WARRANTY, STATEMENT OR INFORMATION MADE OR COMMUNICATED (ORALLY OR IN WRITING) TO BUYER OR ANY BUYER REPRESENTATIVE (INCLUDING ANY OPINION, INFORMATION, PROJECTION OR ADVICE THAT MAY HAVE BEEN PROVIDED TO BUYER BY A MEMBER OF THE SELLER).

(B) EXCEPT AS AND TO THE LIMITED EXTENT EXPRESSLY SET FORTH IN PARAGRAPH 15 AND WITH RESPECT TO THE SPECIAL WARRANTY OF DEFENSIBLE TITLE IN THE ASSIGNMENT, AND WITHOUT LIMITING THE GENERALITY OF PARAGRAPH 10(A), SELLER EXPRESSLY DISCLAIMS ANY

REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED BY ANY MEMBER OF SELLER, AS TO (I) TITLE TO ANY OF THE ASSETS, (II) THE CONTENTS, CHARACTER OR NATURE OF ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT, OR ANY ENGINEERING, GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, RELATING TO THE ASSETS, (III) THE QUANTITY, QUALITY OR RECOVERABILITY OF HYDROCARBONS IN OR FROM THE ASSETS, (IV) ANY ESTIMATES OF THE VALUE OF THE ASSETS OR FUTURE REVENUES GENERATED BY THE ASSETS, (V) THE PRODUCTION OF HYDROCARBONS FROM THE ASSETS, (VI) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE ASSETS, (VII) THE CONTENT, CHARACTER OR NATURE OF ANY INFORMATION MEMORANDUM, REPORTS, BROCHURES, CHARTS OR STATEMENTS PREPARED BY OR ON BEHALF OF SELLER OR THIRD PARTIES WITH RESPECT TO THE ASSETS, (VIII) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE TO BUYER OR ANY BUYER REPRESENTATIVE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO AND (IX) ANY IMPLIED OR EXPRESS WARRANTY OF FREEDOM FROM PATENT OR TRADEMARK INFRINGEMENT.  EXCEPT AS AND TO THE LIMITED EXTENT EXPRESSLY SET FORTH IN PARAGRAPH 15 OR THE ASSIGNMENT, SELLER FURTHER DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED, OF MERCHANTABILITY, FREEDOM FROM LATENT VICES OR DEFECTS, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY ASSETS, RIGHTS OF A PURCHASER UNDER APPROPRIATE STATUTES TO CLAIM DIMINUTION OF CONSIDERATION OR RETURN OF THE PURCHASE PRICE OR CONSIDERATION, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES THAT, BUYER SHALL BE DEEMED TO BE ACQUIRING THE ASSETS IN THEIR PRESENT STATUS, CONDITION AND STATE OF REPAIR, “AS IS” AND “WHERE IS” WITH ALL FAULTS OR DEFECTS (KNOWN OR UNKNOWN, LATENT, DISCOVERABLE OR UNDISCOVERABLE), AND THAT BUYER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS AS BUYER DEEMS APPROPRIATE.

(C) EXCEPT AS PROVIDED IN PARAGRAPH 15(k), SELLER HAS NOT AND WILL NOT MAKE ANY REPRESENTATION OR WARRANTY REGARDING ANY MATTER OR CIRCUMSTANCE RELATING TO ENVIRONMENTAL LAWS, THE RELEASE OF HAZARDOUS MATERIALS OR OTHER MATERIALS INTO THE ENVIRONMENT OR THE PROTECTION OF HUMAN HEALTH, SAFETY, NATURAL RESOURCES OR THE ENVIRONMENT, OR ANY OTHER ENVIRONMENTAL CONDITION OF THE ASSETS, AND NOTHING IN THIS AGREEMENT OR OTHERWISE SHALL BE CONSTRUED AS SUCH A REPRESENTATION OR WARRANTY, AND BUYER SHALL BE DEEMED TO BE ACQUIRING THE ASSETS “AS IS” AND “WHERE IS” WITH ALL FAULTS FOR PURPOSES OF THEIR ENVIRONMENTAL CONDITION AND THAT BUYER HAS MADE OR CAUSED TO BE MADE SUCH ENVIRONMENTAL INSPECTIONS AS BUYER DEEMS APPROPRIATE.

(D) SELLER AND BUYER AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW TO BE EFFECTIVE, THE DISCLAIMERS OF CERTAIN REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS PARAGRAPH 10

ARE CONSPICUOUS DISCLAIMERS FOR THE PURPOSE OF ANY APPLICABLE LAW.

11.        Retained/Assumed Obligations.

(a)         From and after Closing, but without limiting Buyer’s right to indemnification under Paragraph 12(b), Buyer shall assume and hereby agrees to fulfill, perform, pay and discharge (or cause to be fulfilled, performed, paid or discharged) all of the obligations and liabilities of Seller with respect to the Assets, to the extent such obligations or liabilities arose on or after the Effective Time, including any and all plugging and abandonment obligations (all of said obligations and liabilities along with any Consent Loss, herein being referred to as the “Assumed Obligations”); provided, however, that Buyer does not assume any obligations or liabilities of Seller to the extent that they are attributable to or arise out of Retained Obligations.  If any of the Assets are subject to an un-obtained consent (each such consent, an “Un-Obtained Consent”) at closing, (i) Buyer shall use their commercially reasonable efforts following Closing to obtain any such consents, (ii) Buyer shall have no claim against Seller, and Seller shall have no liability for, the failure to obtain any such consent, and (iii) Buyer shall be responsible from and after Closing for any and all losses arising from the failure to obtain such a consent (each a “Consent Loss”).

(b)        Seller agrees to retain all obligations and liabilities solely to the extent arising out of or related to (i) personal injury or death to the extent occurring prior to Closing; (ii) any offsite disposal of hazardous materials generated by Seller and taken from the Assets to offsite locations occurring prior to Closing; (iii) any and all taxes imposed by any applicable law on, or allocable to, Seller or any of its affiliates, or any combined, unitary or consolidated group of which any of the foregoing is or was a member; (iv) any and all other taxes imposed on or with respect to the ownership or operation of the Assets for any tax period (or portion thereof) ending before the Effective Time; (v) Seller’s failure to pay or the incorrect payment to any royalty owner, overriding royalty owner, or other interest holder under the Assets with respect to payments out of the proceeds of production and attributable to the period of time prior to the Effective Time; (vi) all employment relationships of Seller or any affiliate of Seller, including any of their respective present or former employees or the termination of any such employment relationships, including the compensation or reimbursement for work performed with respect to the Assets to the extent attributable to periods prior to Closing; (vii) the Excluded Assets; (viii) all liens set forth on Exhibit “H” and (ix) penalties, fines and criminal liabilities imposed or assessed prior to the Effective Time in connection with Seller’s ownership or operation of the Assets (all of said obligations and liabilities, herein being referred to as the “Retained Obligations”).

12.        Indemnities.

(a)         Buyer shall be responsible for and indemnify, defend, release and hold harmless Seller from and against all claims caused by, arising out of or resulting from:

(i)          the Assumed Obligations; and

(ii)         Buyer’s breach of any representation or warranty contained in Paragraph 16 and any of its covenants or obligations under this Agreement.

Buyer’s indemnity obligations set forth in this Paragraph 12 shall survive Closing without time limit.

(b)        Seller shall be responsible for and indemnify, defend, release and hold harmless Buyer from and against all claims caused by, arising out of or resulting from:

(i)          the Retained Obligations;

(ii)         Seller's breach of any representation or warranty contained in Paragraph 15; and

(iii)        Seller’s breach of any of its covenants or obligations under this Agreement.

Seller’s indemnity obligations with respect to the matters set forth in Paragraph 12(b)(ii) shall survive Closing for a period of twelve (12) months from Closing and shall thereafter terminate and have no further force or effect, except for those matters set forth in Paragraph 15(b) and 15(c) which shall survive without time limit.  Notwithstanding the foregoing, in the event Buyer asserts a timely claim for breach, Seller’s indemnity obligations in respect thereto shall survive until the final resolution of such claim.  Seller’s indemnity obligations with respect to the matters set forth in Paragraph 12(b)(i) shall survive as follows:

Section	Period
11(b)(i)	Twelve (12) months
11(b)(ii)	From Closing through expiration of applicable statute of limitations
11(b)(iii)	From Closing through expiration of applicable statute of limitations
11(b)(iv)	From Closing through expiration of applicable statute of limitations
11(b)(v)	Twelve (12) months
11(b)(vi)	Twelve (12) months
11(b)(vii)	Without time limit
11(b)(viii)	Without time limit
11(b)(ix)	Twelve (12) months

Notwithstanding anything herein to the contrary, (A) in no event shall Seller indemnify Buyer for any individual claim that does not exceed fifty thousand Dollars ($50,000) (the “Indemnification Threshold”), (B) in no event shall Seller indemnify Buyer for any claims exceeding the Indemnification Threshold unless and until the aggregate amount of all indemnification claims for which Seller is liable under this Agreement exceed five percent (5%) of the Purchase Price (the “Indemnity Deductible”) and then only to the extent such liabilities exceed the Indemnity Deductible, and (C) in no event shall Seller indemnify Buyer for aggregate indemnification claims in excess of thirty percent (30%) of the Purchase Price; provided however that the Indemnity Threshold, Indemnity Deductible and aggregate indemnification amount shall not apply to claims based on or arising from the 11(b)(viii) all liens set forth on Exhibit “H”.

13.        Specific Performance.   Seller and Buyer acknowledge that the remedies at law or in equity of Seller and Buyer for a breach or threatened breach of this Agreement may be inadequate and, in recognition of this fact, either Party, without posting any bond or the necessity or proving the inadequacy as a remedy of monetary damages, and in addition to all other remedies that may be available, shall be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy that may then be available.

14.        NORM, Wastes and Other Substances.  Buyer acknowledges that the Assets have been used for exploration, development and production of oil and gas and that there may be petroleum, produced water, wastes or other substances or materials located in, on or under the Assets or associated with the Assets. Equipment and sites included in the Assets may contain asbestos, naturally occurring radioactive material (“NORM”) or other hazardous materials. NORM may affix or attach itself to the inside of wells, materials and equipment as scale, or in other forms. The Wells, materials and equipment located on the Assets or included in the Assets may contain NORM and other wastes or hazardous materials. NORM containing material and/or other wastes or hazardous materials may have come in contact with various environmental media, including water, soils or sediment. Special procedures may be required for the assessment, remediation, removal, transportation or disposal of environmental media, wastes, asbestos, NORM and other hazardous materials from the Assets.

15.        Seller’s Representations and Warranties.  Seller represents and warrants that:

(a)        Except as to the Leases and the Surface Rights or as set forth on Exhibit “C”, there are no material contracts or material agreements that relate to or otherwise burden the Assets and Seller has made available to Buyer as of the date hereof all true and correct copies of all such agreements and amendments thereto in Seller’s possession.  Further, to Seller’s knowledge, (i) all Contracts are in full force and effect, (ii) no party is in material default or breach of any such Contract and (iii) no event has occurred that would, with the passage of time or compliance with any applicable notice requirements or both, constitute a material breach, violation or default by Seller or any other party thereto, under any of the Material Contracts.

(b)        Seller is duly qualified and has full right and authority to own the Assets in the capacity in which the Assets are owned, and to enter into this Agreement.

(c)        Seller has incurred no obligation, contingent or otherwise, for any broker’s, finder’s, or consultant’s fees for which Buyer will be liable.

(d)        There are no bankruptcy, reorganization or receivership proceedings pending, being contemplated by or, to Sellers’ knowledge, threatened against Seller or any affiliate of Seller, and Seller is not insolvent or generally not paying its debts when they become due.

(e)        Seller has not declined to participate in any operation or activity proposed with respect to the Assets that could result in Seller’s interest in any of the Assets becoming subject to a penalty or forfeiture as a result of such election not to participate in such operation or activity.

(f)         Except as set forth on Exhibit “E”, there are no preferential rights to purchase, consents to assignment, dedications or similar rights (except in each case as specifically set forth on Exhibit “E”) in respect of the Assets that Seller will convey to the Buyer under this Agreement.  As of the Effective Time, there exist no production imbalances or imbalances with respect to any pipeline, storage or processing facility, or other conditions regarding hydrocarbons taken or marketed from the Assets or any portion thereof (the “Imbalances”).

(g)        There are no actions, suits, audits, proceedings or governmental investigations or inquiries that Seller has received notice of or, to Seller’s knowledge, are pending or threatened, against Seller or the Assets which relate to the Assets or which might delay, prevent or materially hinder the consummation of the transactions contemplated hereby or materially adversely affect the title to or value of any of the Assets.

(h)        To Seller’s knowledge, Seller has not violated any laws, statutes, regulations, Permits or orders applicable to any of the Assets or the operation thereof which violation may reasonably be expected to have a material effect on the value of the Assets affected thereby or the ownership, operation or use thereof.

(i)         All ad valorem, property, production, severance, excise and similar taxes and assessments based on or measured by the ownership of property or the production of hydrocarbons or the receipt of proceeds therefrom on the Assets that have become due and payable have been properly and timely paid, and all tax returns relating to such taxes have been timely filed; (ii) there are no liens on any of the Assets attributable to taxes, other than liens for taxes not yet due; and (iii) none of the Assets is subject to a tax partnership agreement or otherwise treated as held by a “partnership” for U.S. federal income tax purposes.

(j)         To Seller’s knowledge, (i) Seller has acquired all material Permits from appropriate Governmental Authorities to conduct operations on the Assets, (ii) all such Permits are in full force and effect and no action, claim or proceeding is pending or threatened, to suspend, revoke or terminate any such Permit or declare any such Permit invalid, (iii) there are no material violations of any such Permit that would (or could with notice or lapse of time) result in the termination of such Permit and (iv) the transactions contemplated by this Agreement will not adversely affect the validity of any such Permit or cause a cancellation of or otherwise adversely affect such Permit.

(k)        Insofar as it pertains to the Assets to Seller’s knowledge, (i) there are no suits, actions or other legal, administrative, or arbitration proceedings against Seller or its Affiliates relating to an alleged or actual breach of Environmental Laws on or with respect to the Assets, (ii) Seller has not received written notice of any material release, spill, disposal, event, condition or circumstance concerning any of the Assets that materially interferes with or prevents compliance with Environmental Law, and (iii) Seller has not received any written notice of any environmental, health or safety claim, demand, filing, investigation, administrative proceeding, or other proceeding relating to the Assets or notice of any alleged or actual violation or non-compliance with any Environmental Law (“Environmental Laws” shall mean any applicable law relating to the protection of the environment).

(l)         Except as set forth on Exhibit “G”, neither Seller nor any of its affiliates has obtained or issued any guarantees, letters of credit, letters of comfort, surety bonds, self-bonds, performance bonds, reclamation bonds or other similar financial assurances relating to the Assets that will be required to be assumed or replaced by or otherwise become the responsibility of Buyer at Closing (“Credit Support”).

Seller’s representations and warranties set forth in this Paragraph 15 shall survive Closing of the transaction contemplated hereby for a period of twelve (12) months from Closing date and shall thereafter terminate and have no further force or effect, except for Paragraph 15(b) and Paragraph 15(c), which shall survive without time limit.

16.        Buyer’s Representations and Warranties.  Buyer represents and warrants that:

(a)        Buyer is duly qualified and has full right and authority to acquire and own the Assets, to receive an assignment of the Assets from Seller at Closing and to enter into this Agreement.

(b)        Buyer has incurred no obligation, contingent or otherwise, for any broker’s, finder’s or consultant’s fees for which Seller will be liable.

(c)        There are no bankruptcy, reorganization or receivership proceedings pending, being contemplated by or, to Buyer’s knowledge, threatened against Buyer or any affiliate of Buyer, and Buyer is not insolvent or generally not paying its debts when they become due.

(d)        Buyer is an accredited investor, as such term is defined in Regulation D of the Securities Act of 1933, as amended, and will acquire the Assets for its own account and not with a view to a sale or distribution thereof in violation of the Securities Act of 1933, as amended, and the rules and regulations thereunder, any applicable state blue sky laws or any other applicable securities laws.

(e)        Buyer is sophisticated in the evaluation, purchase, ownership and operation of oil and gas properties and related facilities.  In making its decision to enter into this Agreement and to consummate the transaction contemplated hereby and thereby, except to the extent of Seller’s express representations and warranties in Paragraph 15 and the special warranty of Defensible Title as set forth in the Assignment with respect to the Assets, Buyer has relied or shall rely on its own independent investigation and evaluation of the Assets, which investigation and evaluation was done by Buyer and its own legal, tax, economic, environmental, engineering, geological and geophysical advisors.  In entering into this Agreement, Buyer acknowledges that it has relied solely upon the aforementioned investigation and evaluation and not on any factual representations or opinions of Seller or any representatives or consultants or advisors engaged by or otherwise purporting to represent Seller or any affiliate of Seller (except the specific representations and warranties of Seller set forth in Paragraph 15 and the special warranty of Defensible Title in the Assignment with respect to the Assets).  Buyer hereby acknowledges that, other than the representations and warranties made in Paragraph 15 and the special warranty of Defensible Title in the Assignment with respect to the Assets, neither Seller nor any representatives, consultants or advisors of Seller or its affiliates make or have made any representation or warranty, express or implied, at law or in equity, with respect to the Assets.

Buyer’s warranties and representations set forth in this Paragraph 16 shall survive without time limit.

17.        Closing.    The closing (“Closing”) shall occur at 9:00 a.m. central time on the Execution Date at the Seller’s offices located at 1000 Main Street, Suite 3000, Houston, TX 77002, or at such other location or through such other methods as may be mutually agreed upon by Seller and Buyer.  At Closing, the following shall occur:

(a)        Buyer shall pay to Seller the Preliminary Purchase Price via wire transfer of immediately available funds;

(b)        Seller and Buyer will execute and deliver an assignment, conveyance and bill of sale covering the Assets in the form attached hereto as Exhibit “F” (the “Assignment”), together with any other instrument or document;

(c)        Seller and Buyer shall execute and deliver all necessary forms to be filed with the appropriate regulatory authorities concerning the change of ownership and/or operatorship of the Assets, as applicable;

(d)        Buyer shall obtain replacements for the Credit Support identified on Exhibit “G”, bonds, letters of credit and guarantees, if any, necessary to terminate the obligations of Seller or its affiliates with respect to such Credit Support and Buyer shall provide evidence of the posting of such bonds or other securities with all applicable governmental authorities meeting the requirements of such authorities;

(e)        Seller shall deliver an executed statement described in Treasury Regulation §1.1445-2(b)(2) certifying that Seller (or its regarded owner, if Seller if an entity disregarded as separate from its owner) is neither a disregarded entity nor a foreign person within the meaning of the Internal Revenue Code of 1986, as amended, and Treasury Regulations promulgated thereunder; and

(f)         the Parties shall take such further actions as may be reasonably necessary to evidence and effectuate the transaction contemplated by this Agreement.

Seller shall provide Buyer with a copy of all files, records and data that relate to the Leases in the control of or maintained by the Seller; in each case, only to the extent not constituting Excluded Assets, within thirty (30) days of Closing.

18.        Taxes.

(a)        All required documentary, filing and recording fees and expenses in connection with the filing and recording of the assignments (including the Assignment), conveyances or other instruments required to convey title to the Assets to Buyer shall be borne by Buyer.  Buyer shall be responsible for, and shall bear and pay, all sales, use, transfer, stamp, registration and similar taxes (including any applicable interest or penalties) incurred or imposed with respect to the transactions described in this Agreement (the “Transfer Taxes”).  Seller shall bear and pay, all ad valorem, property, excise, severance, production, sales, use and similar taxes (including any interest, fine, penalty or additions to tax imposed by a government authority in connection with such taxes) based upon operation or ownership of the Assets or production of hydrocarbons or the receipt of proceeds therefrom (collectively, the “Asset Taxes”) assessed with respect to the ownership and operation of the Assets for (i) any period ending prior to the Effective Time, and (ii) the portion of any tax period beginning before and ending after the Effective Time (a “Straddle Period”) ending immediately prior to the Effective Time.  All Asset Taxes arising on or after the Effective Time (including all Straddle Period Asset Taxes not apportioned to Seller) shall be allocated to and borne by Buyer.  To the extent the actual amount of any Asset Taxes described in this Paragraph 18 is not known at the time an adjustment is to be made with respect to such Asset Tax pursuant to Paragraph 6, as applicable, Buyer and Seller shall utilize the most recent information available in estimating the amount of such Asset Taxes for purposes of such adjustment.  Upon determination of the actual amount of Asset Taxes, payments will be made to the extent necessary to cause the appropriate Party to bear the Asset Taxes allocable to such Party under this Paragraph 18.  For purposes of allocation between the Parties of Asset Taxes: (A) Asset Taxes that are attributable to the severance or production of hydrocarbons or otherwise imposed on a transactional basis (other than Asset Taxes described in (B) below) shall be allocated to the period in which the severance, production or other transaction giving rise to such Asset Taxes occurred; and (B) Asset Taxes that are ad valorem, property or other Asset Taxes imposed on a periodic basis with respect to a Straddle Period shall be allocated pro rata per day between the portion of such Straddle Period ending immediately prior to the Effective Time (which shall be Seller’s responsibility) and the portion of the Straddle Period beginning at the Effective Time (which shall be Buyer’s responsibility).  For purposes of clause (A) of the preceding sentence, any exemption, deduction, credit or other item that is calculated on an annual basis shall be allocated pro rata per day between the period ending immediately prior to the Effective Time and the period beginning on the Effective Time.

(b)        Other than with respect to tax periods ending prior to the Effective Time, Buyer shall be responsible for filing with the appropriate governmental authorities all returns (including information returns), reports, statements, schedules, notices, forms, elections, estimated tax filings, claims for refund or other documents filed with or submitted to, or required to be filed with or submitted to, any governmental authority with respect to any tax (“Tax Returns”) for Asset Taxes that are required to be filed after Closing and paying the taxes reflected on such Tax Returns as due and owing, subject to Buyer’s right of reimbursement for any Asset Taxes for which Seller is responsible under Paragraph 18. Buyer shall prepare all such Tax Returns relating to any Straddle Period on a basis consistent with past practice except to the extent otherwise required by applicable law.  Buyer shall provide Seller with a copy of any Tax Return relating to any Straddle Period for Seller’s review at least ten (10) days prior to the due date for the filing of such Tax Return (or within a commercially reasonable period after the end of the relevant taxable period, if such Tax Return is required to be filed less than ten (10) days after the close of such taxable period), and Buyer shall incorporate all reasonable comments of Seller provided to Buyer in advance of the due date for the filing of such Tax Return. Each Party shall indemnify and hold the other Party harmless for any failure to file such Tax Returns and to make such payments.

(c)        The Parties shall cooperate fully, as and to the extent reasonably in connection with the filing of any Tax Returns, state and federal regulatory reports, royalty payments including related deduction and any audit, litigation or other proceeding with respect to these matters for the Assets.

(d)        Seller shall be entitled to any and all refunds of Asset Taxes allocated to Seller pursuant to Paragraph 18(a), and Buyer shall be entitled to any and all refunds of Asset Taxes allocated to Buyer pursuant to Paragraph 18(a).  If a Party receives a refund of Asset Taxes to which the other Party is entitled pursuant to this Paragraph 18(d), the first Party shall promptly pay such amount to the other Party, net of any reasonable costs or expenses incurred by the first Party in procuring such refund.

(e)        Seller shall allocate the Purchase Price and any liabilities assumed by Buyer under this Agreement that are treated as consideration for United States federal income tax purposes among the Assets in accordance with Section 1060 of the Code (the “Tax Allocation”) within ninety (90) days after Closing date.  Seller and Buyer each agree to report, and to cause their respective affiliates to report, the federal, state, and local income and other tax consequences of the transactions contemplated hereunder, and in particular to report the information required by Section 1060(b) of the Code, and to jointly prepare Form 8594 (Asset Acquisition Statement under Section 1060 of the Code) in a manner consistent with the Tax Allocation as revised to take into account subsequent adjustments to the Purchase Price, and shall not take any position inconsistent therewith upon examination of any Tax Return, in any refund claim, in any litigation, investigation or otherwise, unless required to do so by any applicable law after notice to and discussions with the other Party, or with such other Party’s prior consent; provided, however, that neither Party shall be unreasonably impeded in its ability and discretion to negotiate, compromise and/or settle any tax audit, claim or similar proceedings in connection with such allocation.

19.        Miscellaneous.  The parties further agree as follows:

(a)        Assignment, Binding Effect.  Neither Party shall assign or delegate any of its rights or obligations under this Agreement without the prior written consent of the other Party, which consent may be withheld for any reason in the sole discretion of the non-assigning Party,  and any assignment made without such consent shall be void. After Closing, either Party may assign or delegate any of its rights or duties hereunder without the prior consent of the other Party.  Any assignment made by a Party as permitted hereby shall not relieve that Party from any liability or obligation hereunder.  Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors, assigns and legal representatives.

(b)        Governing Law; Venue; Trial by Jury.  This Agreement shall be governed and construed in accordance with the laws of the State of Texas, excluding any conflicts of law principles.  Each of the parties consent to the exercise of jurisdiction in personam by the United States Federal District Courts or State Courts located in Houston, Harris County, Texas.  EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ASSIGNMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY.

(c)        Amendment.  This Agreement may be amended only by written instrument executed by both Parties.

(d)        Confidentiality.  After Closing, the Parties shall keep this Agreement and their negotiations with respect to the Assets strictly confidential and, without the prior written consent of the other Party, shall not disclose the same to any third person or Party other than to their respective affiliates and such Party’s and its affiliates’ respective officers, directors, managers, members, employees, agents, advisors, attorneys, consultants and representatives.  Notwithstanding the foregoing, either Party may disclose this Agreement to any third person as required by applicable law, rule or regulation without the other Party’s prior written consent.

(e)        Counterparts; Treatment as Original.  This Agreement may be executed in one or more counterparts, each of which will be deemed an original and all of which together shall constitute the same agreement, and any signature hereto delivered by a Party by facsimile or other electronic transmission (e.g., email) shall be deemed an original signature hereto for all purposes.

(f)         Environmental Condition.  “Environmental Condition” shall be defined as a condition that causes an Asset (or Seller with respect to an Asset) not to be in compliance with an Environmental Law.  For the avoidance of doubt, (i) the fact that a Wellbore is no longer capable of producing sufficient quantities of oil or gas to continue to be classified as a “producing well” or that such a Wellbore should be temporarily abandoned or permanently plugged and abandoned, in each case, shall not form the basis of an Environmental Condition, (ii) the fact that a pipe is temporarily not in use shall not form the basis of an Environmental Condition, (iii) all losses, obligations and liabilities for plugging, decommissioning, removal of equipment, abandonment and restoration obligations of the Assets that arise by contract, lease terms, Environmental Laws or requested by any governmental authority shall not form the basis of an Environmental Condition, (iv) any condition, contamination, liability, loss, cost, expense or claim related to NORM or asbestos shall not form the basis of an Environmental Condition, and (iii) except with respect to personal property (A) that causes or has caused contamination of soil, surface water or groundwater or (B) the use or condition of which is a violation of Environmental Law, the physical condition of any surface or subsurface personal property, including water or oil tanks, separators or other ancillary equipment, shall not form the basis of an Environmental Condition.

(g)        Entire Agreement.  This Agreement states the entire agreement and supersedes all prior agreements between the parties concerning the Assets.  This Agreement may be supplemented, altered, amended, modified or revoked by writing only, signed by both parties.

(h)        Notices.  All communications required or permitted under this Agreement shall be in writing and any communication or delivery hereunder shall be deemed to have been fully made if hand delivered, if mailed by registered or certified mail, postage prepaid, delivered by recognized overnight courier service or delivered by email upon confirmation of receipt, to the address except that notice given by facsimile or email shall be effective upon receipt only if received during normal business hours, and if received after normal business hours, such notice shall be deemed given at the commencement of normal business hours on the next business day) as set forth below:

SELLER

SEP Holdings IV, LLC

1000 Main Street, Suite 3000

Houston, TX 77002

Attention: Sebastian Vasconez

Phone:  (832) 742-3791

Email:  svasconez@sanchezog.com

BUYER

EP Energy E&P Company, LP

1001 Louisiana Street

Houston, Texas 77002

Attention: Gustavo Zapata

Email: Gustavo.zapata@epenergy.com

*       *       *       *       *

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If this Agreement accurately sets forth our agreement respecting the matters set forth above, please execute where indicated below and return a signature page to the undersigned via email of a .PDF to Sebastian Vasconez.

Should you have any questions related to this Agreement, please feel free to contact me directly.

Sincerely,

SEP Holdings IV, LLC

By:	/s/ Gerald F. Willinger
Name: Gerald F. Willinger
Title: Chief Executive Officer

ACCEPTED and AGREED to this 30 day of April, 2018, by:

EP Energy E&P Company, LP

By:	/s/ Gary A. Wessels
Name: Gary A. Wessels
Title: Agent and Attorney-in-Fact